United States securities and exchange commission logo





                              June 14, 2023

       Danny Sheng Wu Yeung
       Chief Executive Officer
       Prenetics Global Ltd
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Ltd
                                                            Annual Report on
Form 20-F
                                                            Filed May 1, 2023
                                                            File No. 001-41401

       Dear Danny Sheng Wu Yeung:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F filed on May 1, 2023

       Item 3. Key Information, page 6

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries. In
addition, please provide early in the Business section a diagram of the
                                                        company   s corporate
structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your securities or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how
  Danny Sheng Wu Yeung
Prenetics Global Ltd
June 14, 2023
Page 2
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Also disclose that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange.
3.       Please disclose the location of your auditor   s headquarters and
whether and how the
         Holding Foreign Companies Accountable Act, as amended by the
Consolidated
         Appropriations Act, 2023, and related regulations will affect your company.
4. We note your definitions on page 3 on how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document. In
Part I. Item 3.
         Key Information section, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
       China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such
FirstName LastName Danny Sheng Wu Yeung
       permissions or approvals are not required, or (iii) applicable laws, regulations, or
Comapany    NamePrenetics
       interpretations      Global
                       change      Ltd are required to obtain such permissions
or approvals in the
                               and you
       future.
June 14, 2023 Page 2
FirstName LastName
  Danny Sheng Wu Yeung
FirstName  LastName
Prenetics Global Ltd Danny Sheng Wu Yeung
Comapany
June       NamePrenetics Global Ltd
     14, 2023
June 14,
Page 3 2023 Page 3
FirstName LastName
Part I
Item 3. Key Information
D. Risk Factors, page 6

7. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
8.       Please expand your risk factors to disclose that the Holding Foreign
Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases
         the number of consecutive    non-inspection years    from three years
to two years, and thus,
         reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
9. We note your disclosure about having business operations in Hong Kong and not in
         Mainland China and the risks that come with having direct Chinese government oversight authority on page 20. Disclose in this Risk Factor, as you do in the Post-Effective
         Amendment No. 3 to Form F-1, file no. 333-265284, dated May 31, 2023, that you believe there is significant market opportunity for you in Mainland China for early detection of cancer. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Also, provide risk factor disclosure to explain whether there are any commensurate laws or regulations in
  Danny Sheng Wu Yeung
Prenetics Global Ltd
June 14, 2023
Page 4
      Hong Kong or Macau which result in oversight over data security and explain how this
      oversight impacts the company   s business and the offering and to what
extent the
      company believes that it is compliant with the regulations or policies that have been issued.
General

11. Please revise to include a separate section that discloses the information required by Item
      101(g) of Regulation S-K. Include Summary Risk Factor and Risk Factor disclosure discussing where your executive officers and directors are located, specifically addressing the difficulty of bringing actions against individuals located in China (or other foreign jurisdictions) and enforcing judgments against them.
12. We note your definition of "mainland China" excludes Hong Kong and Macau. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                             Sincerely,

FirstName LastName Danny Sheng Wu Yeung                      Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NamePrenetics Global Ltd
                                                             Services
June 14, 2023 Page 4
cc:       Jonathan Stone, Esq.
FirstName LastName